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Exhibit 2.1

RECEIVABLES PURCHASE AGREEMENT

        RECEIVABLES PURCHASE AGREEMENT (the "Agreement"), dated as of December 5, 2008, is by and between Dialogic Corporation, a British Columbia corporation ("Seller"), and NMS Communications Corporation, a Delaware corporation ("Buyer").

        WHEREAS, Seller owns the Receivables (as defined below);

        WHEREAS, Buyer desires to purchase the Receivables from Seller, and Seller desires to sell the Receivables to Buyer, upon the terms and subject to the conditions hereinafter set forth; and

        WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated hereby and to prescribe certain conditions to the transactions contemplated hereby.

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I—DEFINITIONS

        1.1    Definitions.    Except as otherwise provided herein or as otherwise clearly required by the context, the following terms shall have the respective meanings indicated when used in this Agreement:

        "Affiliate" shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

        "Agreement" shall have the meaning ascribed thereto in the recitals.

        "Business Day" shall mean any day other than (a) a Saturday or Sunday, or (b) a day on which banking and savings and loan institutions are authorized or required by law to be closed in the Commonwealth of Massachusetts.

        "Buyer" shall have the meaning ascribed thereto in the recitals.

        "Buyer Material Adverse Effect" means, with respect to Buyer, an effect, event or change that has a material adverse effect on Buyer's ability to consummate the transactions contemplated by this Agreement or perform its obligations hereunder or would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or prevent or materially impair or delay the ability of Buyer to perform its obligations under this Agreement.

        "Closing" shall have the meaning ascribed thereto in Section 2.3(a) hereof.

        "Closing Date" shall have the meaning ascribed thereto in Section 2.3(a) hereof.

        "Conveyance Documents" shall have the meaning ascribed thereto in Section 2.4(a) hereof.

        "Delaware Courts" shall have the meaning ascribed thereto in Section 7.7 hereof.

        "Encumbrances" shall mean liens that secure the payment of money, mortgages or deeds of trust, monetary charges that are liens, security interests or other encumbrances on title that secure the payment of money, in any case, whether arising by contract or by operation of Law.

        "Governmental Authority" shall mean any United States or foreign, federal, state or local governmental commission, board, body, bureau, or other regulatory authority, agency, including courts and other judicial bodies, or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

        "Laws" shall mean each applicable statute, law, ordinance, decree, order, rule or regulation of any Governmental Authority.

        "Liability" and "Liabilities" shall mean any liability, debt, obligation, deficiency, tax, penalty, assessment, fine, claim, cause of action or other loss, fee, cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due and regardless of when asserted.

        "Permitted Encumbrances" shall mean Encumbrances or imperfections of title that do not materially detract from the value or materially interfere with the present use of the assets subject thereto or affected thereby.

        "Person" shall mean any individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other legal entity or any Governmental Authority.

        "Purchase Price" shall have the meaning ascribed thereto in Section 2.2 hereof.

        "Receivables" shall mean all billed accounts receivable set forth on Schedule I attached hereto and all correspondence with respect thereto.

        "Seller" shall have the meaning ascribed thereto in the recitals.

        "Seller Material Adverse Effect" means, with respect to Seller, an effect, event or change that has a material adverse effect on Seller's ability to consummate the transactions contemplated by this Agreement or perform its obligations hereunder or would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or prevent or materially impair or delay the ability of Seller to perform its obligations under this Agreement.

        "Seller Specified Account" shall mean the bank account specified by Seller in writing prior to the Closing.

        "Subsidiaries" shall mean, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, at least 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

ARTICLE II—PURCHASE AND SALE

        2.1    Purchase and Sale of Receivables.    On the terms and subject to the conditions contained in this Agreement, at the Closing, Buyer shall purchase and take, and Seller shall sell, convey, assign, transfer and deliver to Buyer, free and clear of any Encumbrances (except for any Permitted Encumbrances) by appropriate instruments of conveyance reasonably satisfactory to Buyer, all of the rights, titles and interests of Seller in, to and under all of the Receivables.

        2.2    Purchase Price.    The purchase price for the Receivables shall be $3,815,861 in cash (the "Purchase Price").

        2.3    Closing Matters.

          (a)   The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Goodwin Procter LLP, Exchange Place, Boston, MA 02109, at 2:00 p.m.

  (Eastern time) on the date hereof or at such other place or at such other time or on such other date as may be mutually agreeable to Buyer and Seller. The date of the Closing is herein referred to as the "Closing Date."

          (b)   The parties shall consummate the following on the Closing Date:

              (i)  Seller shall deliver to Buyer the Receivables;

             (ii)  Buyer shall deposit or cause to be deposited the Purchase Price in immediately available funds by wire transfer in the Seller Specified Account; and

            (iii)  the parties shall deliver or cause to be delivered the Conveyance Documents (as per Section 2.4) and certificates and other documents and instruments required to be delivered by or on behalf of a party hereto pursuant to this Agreement.

        2.4    Conveyance Documents.

          (a)   Seller on the one hand, and Buyer, on the other hand, shall, pursuant to and in accordance with the terms and conditions of this Agreement, enter into, or in Buyer's case cause its respective Subsidiaries to enter into, on the Closing Date, separate bills of sale and other appropriate transfer or assignment documents (collectively, the "Conveyance Documents") documenting the purchase and sale of each portion of the Receivables to be conveyed separately to Buyer. Such individual Conveyance Documents will be used merely to memorialize the transfer of the Receivables to Buyer.

          (b)   The Conveyance Documents shall be in substantially the form attached hereto as Exhibit A, with such modifications as are necessary and appropriate as a result of differences in local Laws or customs, in order to maintain substantially the same legal meaning and effect as provided for in this Agreement.

          (c)   In the event of any conflict or inconsistency between the terms and conditions of this Agreement and any Conveyance Document, the terms and conditions of this Agreement shall prevail.

          (d)   At or after the Closing, and without further consideration, Seller shall execute and deliver to Buyer such further instruments of conveyance and transfer, and take all other actions as Buyer may reasonably request in order to more effectively convey and transfer the Receivables to Buyer and put Buyer in operational control of the Receivables.

        2.5    Assignment Generally.    Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Receivable if an attempted assignment thereof, without consent of a third party thereto, would constitute a breach or other contravention thereof or in any way adversely affect the rights of Buyer or Seller thereunder. Seller and Buyer will use their commercially reasonable efforts (but without the requirement of any payment of money by Seller or Buyer) to obtain all necessary consents for the assignment of any Receivable to Buyer.

ARTICLE III—REPRESENTATIONS AND WARRANTIES
OF BUYER

        Buyer hereby represents and warrants to Seller as follows:

        3.1    Corporate Organization.    Buyer is a Delaware corporation validly existing and in good corporate standing under the laws of State of Delaware. Buyer has all requisite corporate power and authority and all necessary governmental approvals to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted.

        3.2    Authority.    Buyer has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and perform its obligations hereunder. The execution, delivery and performance of this Agreement and the approval of the consummation of the transactions contemplated hereby have, as of the date hereof, been, and are, duly and validly authorized by all necessary action of Buyer. This Agreement (assuming due authorization, execution and delivery by Seller) constitutes the valid and binding obligations of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

        3.3    Consents and Approvals.    None of the execution, delivery or performance of this Agreement by Buyer, the consummation by Buyer and, to the extent applicable, the Subsidiaries of Buyer, of the transactions contemplated hereby and compliance by Buyer and, to the extent applicable, the Subsidiaries of Buyer, with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the organizational documents of Buyer, (ii) require any filing with, notice by, or permit, authorization, consent or approval of, any Governmental Authority, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Buyer is a party or by which it or any of its respective properties or assets may be bound, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer or any of its respective properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches, defaults, rights or losses that would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

        3.4    Legal Proceedings.    There are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of Buyer, threatened in writing against Buyer that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Buyer to consummate the transactions contemplated by this Agreement.

        3.6    No Other Representations or Warranties.    Except for the representations and warranties contained in this Article III, Seller acknowledges that neither Buyer nor any other Person on behalf of Buyer makes any other express or implied representation or warranty with respect to Buyer or with respect to any other information provided or made available to Seller in connection with the transactions contemplated hereby. Notwithstanding the foregoing or any other provision of this Agreement or otherwise, nothing herein shall relieve Buyer or any other Person from Liability for fraud.

ARTICLE IV—REPRESENTATIONS AND WARRANTIES OF SELLER

        Seller hereby represents and warrants to Buyer as follows:

        4.1    Corporate Organization.    Seller is a corporation, validly existing and in good corporate standing under the laws of British Columbia. Seller has all requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted.

        4.2    Authority.    Seller has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and perform its obligations hereunder. The execution, delivery and performance of this Agreement and the approval of the consummation of the sale of the Receivables and the other transactions contemplated hereby have, as of the date hereof, been, and are, duly and validly authorized by all necessary action of Seller. This Agreement (assuming due authorization, execution and delivery by Buyer) constitutes the valid and binding obligations of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

        4.3    No Violation; Required Filings and Consents.    None of the execution, delivery or performance of this Agreement by Seller, the consummation by Seller of the transactions contemplated hereby and compliance by Seller with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the organizational documents of Seller , (ii) require any filing with, notice by, or permit, authorization, consent or approval of, any Governmental Authority, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Seller is a party or by which it or any of its respective properties or assets may be bound, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Seller or any of its respective properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults that would not, individually or in the aggregate, (A) prevent or materially delay consummation of the transactions contemplated hereby, (B) otherwise prevent or materially delay performance by Seller of its material obligations under this Agreement, or (C) have a Seller Material Adverse Effect.

        4.4    Legal Proceedings.    There are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of Seller, threatened in writing against Seller that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Seller to consummate the transactions contemplated by this Agreement.

        4.5    Title.    Seller owns good title, free and clear of all Encumbrances (other than Permitted Encumbrances), to the Receivables except for any failure of Seller to deliver good title, free and clear of all Encumbrances (other than Permitted Encumbrances) which has arisen solely through the fault of Buyer or a Subsidiary of Buyer.

        4.6    No Other Representations or Warranties.    Except for the representations and warranties contained in this Article IV, Buyer acknowledges that neither Seller nor any other Person on behalf of Seller makes any other express or implied representation or warranty with respect to Seller or with respect to any other information provided or made available to Buyer in connection with the transactions contemplated hereby. Notwithstanding the foregoing or any other provision of this Agreement or otherwise, nothing herein shall relieve Seller or any other Person from Liability for fraud.

ARTICLE V—ADDITIONAL AGREEMENTS

        5.1    Additional Agreements.    Each party hereto shall execute such documents and other instruments and take such further actions as may reasonably be required or desirable to carry out the provisions hereof and consummate the transactions contemplated by this Agreement.

        5.2    Publicity.    Buyer and Seller shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system.

        5.3    Other Actions by the Parties.    Each of the parties hereto shall refrain (and shall use its reasonable best efforts to cause its respected Affiliates to refrain) from taking, directly or indirectly, any action that would reasonably be expected to result in the Closing not being consummated.

        5.4    Collection of Receivables, Etc..    Seller agrees that it shall forward promptly to Buyer any monies, checks or instruments received by Seller or any Subsidiary of Seller after the Closing Date with respect to any Receivable. Furthermore, Seller shall provide to Buyer all reasonable assistance as Buyer may reasonably request with respect to the collection of the Receivables, including, without limitation, (i) at Buyer's request, providing Buyer with the services (on a part-time basis), during normal business hours, of those employees of Seller and the Subsidiaries of Seller that Seller designates to assist Buyer in collecting the Receivables (including, without limitation, Otto Schmidbauer and Mavis Chan), (ii) permitting Buyer and the Subsidiaries of Buyer to communicate directly with customers in connection with the collection of the Receivables and (iii) at Buyer's request, withholding all shipments of products and services to a customer, and causing Subsidiaries of Seller to withhold any such shipments to their respective customers, in each case, if any such customer fails to pay any amounts in excess of $10,000 owing with respect to a Receivable and such failure to ship would not cause Seller or a Subsidiary of Seller to be in violation of any contractual agreement or applicable law. Without Buyer's prior written consent, Seller shall not amend, modify or waive any provision of any agreement or arrangement with respect to the Receivables.

        5.5    Waiver.    Notwithstanding the provisions of Sections 6.13 and 6.18 of that certain Asset Purchase Agreement dated as of September 12, 2008 by and between Buyer and Seller, as originally executed and as the same may be amended, restated, supplemented or modified from time to time in accordance with its terms, Seller hereby consents to Buyer and the Subsidiaries of Buyer taking actions to collect the Receivables.

ARTICLE VI—AMENDMENT AND WAIVER

        6.1    Amendment.    This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

        6.2    Extension; Waiver.    The parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No provision of this Agreement requiring any party to use reasonable best efforts or to act in good faith in any context shall be interpreted to require a party, as part of such party's duty to use reasonable best efforts or to act in good faith in the context in question, to waive any condition to the obligations of such party hereunder or to refrain from exercising any right or power such party may have hereunder.

ARTICLE VII—MISCELLANEOUS

        7.1    Survival.    The representations and warranties contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing indefinitely.

        7.2    Expenses.    Except as may otherwise be agreed to hereunder or in other writing by the parties, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

        7.3    Notices.    All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by nationally recognized overnight courier (providing proof of delivery) or mailed by prepaid registered or certified mail (return receipt requested) or by facsimile transmission (providing confirmation of transmission) addressed as follows:

    (a)
    If to Seller, to:

      Dialogic Corporation.
      9800 Cavendish Blvd 5th floor
      Montreal, Quebec
      CANADA H4M 2V9
      Facsimile No.: (514) 745-0055
      Attention: Anthony Housefather

    (b)
    with required copies to (which shall not constitute notice hereunder):

      Bingham McCutchen LLP
      399 Park Avenue
      New York, NY 10022
      Facsimile No.: (212) 702-3631
      Attention: Shon E. Glusky, Esq.

    (c)
    If to Buyer, to:

      NMS Communications Corporation
      100 Crossing Boulevard
      Framingham, MA 01702
      Facsimile No.: (508) 271-1177
      Attention: Dianne Callan

      and

      LiveWire Mobile, Inc.
      One Monarch Drive, Suite 203
      Littleton, MA 01460 USA
      Attn: Todd Donahue

    (d)
    with required copies to (which shall not constitute notice hereunder):

      Goodwin Procter LLP
      Exchange Place
      Boston, Massachusetts 02109
      Facsimile No.: (617) 523-1231
      Attention: Mark T. Bettencourt, Esq.
                          James R. Kasinger, Esq.

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so mailed or otherwise sent as provided above; provided, that any notice received by facsimile transmission or otherwise at the addressee's location on any Business Day after 5:00 p.m. (addressee's local time) shall be deemed to have been received at 9:00 a.m. (addressee's local time) on the next Business Day.

        7.4    Interpretation.

          (a)   The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

          (b)   The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

        7.5    Counterparts.    This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

        7.6    Entire Agreement.    This Agreement, together with the Exhibits and Schedules hereto, and any documents delivered by the parties in connection herewith constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof.

        7.7    Governing Law; Jurisdiction and Venue.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to rules of conflict of laws. Each of Buyer and Seller hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of any state or federal court located within New Castle County, State of Delaware (the "Delaware Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (a) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party's agent for acceptance of legal process, and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally with the State of Delaware.

        7.8    Severability.    In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

        7.9    Assignment; Reliance of Other Parties.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto in whole or in part (whether by operation of law or otherwise) without the prior written consent of the other party hereto and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies under or by reason of this Agreement.

        7.10    Specific Performance.    The parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, (a) Buyer shall be entitled to seek an injunction or injunctions, without the posting of any bond, to prevent breaches of this Agreement by Seller and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which such party is entitled at law or in equity and (b) Seller shall be entitled to seek an injunction or injunctions, without the posting of any bond, to prevent breaches of this Agreement by Buyer and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which such party is entitled at law or in equity.

[Remainder of Page has Been Intentionally Left Blank]

        IN WITNESS WHEREOF, Buyer and Seller have caused this Agreement to be executed as a sealed instrument by their duly authorized officers as of the day and year first above written.

DIALOGIC CORPORATION
By:	/s/ NICK JENSEN
	Name:	Nick Jensen
	Title:	President and CEO

NMS COMMUNICATIONS CORPORATION
By:	/s/ JOEL HUGHES
	Name:	Joel Hughes
	Title:	Chief Executive Officer

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  Exhibit 2.1